UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on candidates nominated by preferred shareholders for the Board of Directors

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Rio de Janeiro, March 10, 2022 – Petróleo Brasileiro S.A. - Petrobras, under the terms of the Ofício Circular/Anual-2022-CVM/SEP, informs that it has received the nomination of a candidate for the Board of Directors, representing the holders of preferred shares, whose election will take place in the Annual General Meeting of April 13, 2022.

Investment funds managed by Navi Capital Administradora e Gestora de Recursos Financeiros Ltda., Távola Capital Gestão de Recursos Ltda, Kapitalo Investimentos LTDA and Kapitalo Ciclo Gestora de Recursos Financeiros LTDA have nominated the following candidate:

Candidate Name	Position
Marcelo Mesquita de Siqueira Filho	Member of the Board of Directors representing preferred shareholders

Respecting the terms of Instrução CVM 481/09, the candidate's name will be included in the Distance Voting Ballot.

Below is the resume of the nominated candidate:

Marcelo Mesquita de Siqueira Filho. Mr. Marcelo Mesquita has a degree in economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio), in French studies from the University of Nancy II and in OPM (Owner/President Management) from Harvard Business School. He is a founding partner of Leblon Equities (since 2008) and co-manager of equity funds and private equity investments. He has approximately 30 years of experience in the Brazilian stock market, having worked at UBS Pactual for 10 years and Banco Garantia for 7 years. At UBS Pactual, he was co-responsible for the Capital Markets and Equities areas and responsible for the Company Analysis and Strategic area. At Banco Garantia, he was an analyst for commodities companies and Investment Banker. Since 2016, he has been an independent Board Member of Petrobras elected by minority shareholders.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer